News Release
TSX, NYSE-AMEX Symbol: NG

NovaGold On Track To Complete the NovaCopper Spin-Out on April 30

April 17, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) ("NovaGold” or "the Company”) is pleased to announce that it will be implementing the previously approved spin-off of NovaCopper Inc. ("NovaCopper”) on schedule and as planned Monday, April 30, 2012 to NovaGold shareholders of record as of the close of business on Friday, April 27, 2012 (the “Record Date”).

NovaGold shareholders overwhelmingly voted in favor of the special resolution on March 28, 2012, approving the announced spin-out of NovaCopper, a wholly-owned subsidiary of NovaGold, at a ratio of one NovaCopper share for every six NovaGold shares. Therefore, no action is required by NovaGold shareholders in order to receive shares of NovaCopper, and NovaGold shareholders will retain their NovaGold share certificates. Shareholders entitled to receive NovaCopper shares will receive a book-entry account statement or share certificate reflecting their ownership of NovaCopper shares, or their brokerage account will be credited with the shares.

NovaGold expects that a "when-issued" public trading market for NovaCopper common shares will commence on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC (“NYSE-AMEX”) on or after April 25, 2012 under the symbols NCQ and NCQ WI, respectively, and will continue through to the date that NovaCopper Shares are distributed (the “Distribution Date”), which will take place during the day on April 30, 2012. NovaGold also anticipates that "regular way" trading of NovaCopper common shares under the symbol NCQ will begin on May 1, 2012, being the first trading day following the Distribution Date.

Beginning on or after April 25, 2012, and through the Distribution Date, it is expected that there will be two ways to trade NovaGold common shares — either with or without the right to receive shares of NovaCopper. Shareholders who sell their shares of NovaGold in the "regular-way" market (that is, the normal trading market on the TSX or NYSE-AMEX under the symbol NG) on or after April 25, 2012 and on or prior to the Distribution Date will be selling their right to receive shares of NovaCopper in connection with the distribution. It is anticipated that shares of NovaGold will also trade ex-distribution (that is, will not have the right to receive shares of NovaCopper) during that same period under the symbols NG.W on the TSX or NG WI on NYSE-AMEX.

Investors are encouraged to consult with their financial advisors regarding the specific implications of buying or selling shares of NovaGold or NovaCopper on or before the Distribution Date.

About NovaCopper

NovaCopper is focused on the Ambler district which hosts world-class volcanogenic massive sulfide ("VMS”) deposits that contain copper, zinc, lead, gold and silver. It is one of the richest and most-prospective copper districts in one of the safest geopolitical jurisdictions in the world. In 2011, NovaCopper advanced two deposits in the Ambler district: The first was the Arctic deposit and the second was the Bornite deposit. NovaCopper anticipates continuing to identify high-grade mineralization with additional exploration drilling this coming year with four drill rigs and a plan to complete 15,000 meters of drilling.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S. and British Columbia, Canada. The Company is focused on advancing its 50%-owned flagship property, Donlin Gold, one of the world's largest known undeveloped gold deposits, which offers superior leverage to gold. NovaGold is also committed to maximizing value of its non-core assets and is currently exploring opportunities to sell all or part of the Company's interest in the Galore Creek copper-gold-silver project in British Columbia, Canada. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

NovaGold Contact

Mélanie Hennessey
Vice President, Corporate Communications

NovaCopper Contact

Neil MacRae
Director, Investor Relations

604-669-6227 or 1-866-669-6227

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to the potential spin-out of NovaCopper, and the future operating or financial performance of NovaGold or NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Corporation for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; failure to satisfy one or more of the conditions to the Plan including failure to obtain required court, shareholder or regulatory approval for the Plan; and other risk and uncertainties disclosed in NovaGold's Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold's annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.